

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 6, 2015

Qian Yue
Chief Financial Officer
China Digital TV Holding Co., Ltd.
Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Bejing 100085
People's Republic of China

> **Re:** **China Digital TV Holding Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 22, 2014**
> **Form 6-K furnished November 10, 2014**
> **File No. 001-33692**

Dear Yue:

We issued comments to you on the above captioned filings on December 10, 2014, February 5, 2015 and April 22, 2015. As of the date of this letter, these comments remain outstanding and unresolved. In a telephone call with Richard Hawkins of Clifford Chance we requested confirmation that your independent registered public accounting firm was in agreement with your proposed accounting for your investment in Tongda Venture using the equity method of accounting, as further discussed in the above referenced comment letters. We also requested contact information for your independent registered public accounting firm. As of the date of this letter, we have not received a response. We expect you to provide a complete response to these requests by November 20, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Laura Veator, Staff Accountant, at 202-551-3716 if you have any questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services